Exhibit 99.68

AMENDED AND RESTATED EXCLUSIVE LICENSE AGREEMENT

This amended and restated exclusive license agreement (this “Agreement”) is made and entered into this 25th day of February, 2019 (the “Effective Date”).

BETWEEN :

TRANSFERT PLUS, Limited Partnership, whose principal address is 355 Peel, Carrefour INGO, Suite 503, Montreal (Quebec) H3C 2G9, Canada, acting through its only general partner, Aligo Innovation, Limited Partnership, represented by its general partner, Corporation Aligo Inc., itself acting through Anne-Marie Larose, its chief executive officer.

(hereinafter referred to as “Transfert Plus”)

AND :

KATANA BIOPHARMA INC., a legal entity duly incorporated represented by Luc Tanguay, duly authorized as he so declares and having its head office and principal place of business at 1000 De la Gauchetière W. Street, Suite 2100, Montreal (Quebec) H3B 4W5, Canada.

(hereinafter referred to as “KATANA”).

Individually referred to as a “Party” and collectively as “Parties”

WHEREAS the Parties entered into a license agreement dated July 3, 2017 (the “ Original Agreement ”);

WHEREAS the Parties desire to amend the Original Agreement pursuant to the terms and conditions herein;

NOW THEREFORE, for and in consideration of the payments made and to be made by KATANA to Transfert Plus hereunder and the other covenants herein contained and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, it is covenanted and agreed by and between the Parties hereto that:

SECTION 1.

DEFINITIONS

Unless specifically set forth to the contrary herein, the following terms, whether used in the singular or plural, shall have the respective meanings set forth below.

1.1

“Affiliates” means any company controlled, whether de jure or de facto, by another Person or having Control of another Person. Is also an “Affiliate” any “related person” to another Person, within the meaning of that term in subsection 251 (2) of the Income Tax Act (Canada).

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1.2

“Confidential Information” means any information disclosed by a Disclosing Party to the Receiving Party, whether such information is disclosed by written, graphic or electronic means, or communicated orally or by any other means. Such information shall exclude such information which (i) prior to the date of the Original Agreement was already in the possession of the Receiving Party, as demonstrated by written records, (ii) is generally available to the public, other than as a result of a disclosure by the Receiving Party, (iii) is made available to the Receiving Party on a non-confidential basis from a source other than the Disclosing Party or its representatives or (iv) is required by law to be disclosed to a competent court, tribunal, governmental or Regulatory Authority.

1.3

“Continuation-in-part” means any claim of a continuation-in-part application or patent (including any reissues, renewals, re-examinations, substitutions or extensions thereof) that is entitled to the priority date of, and is directed specifically to subject matter specifically described in, at least one of the Patents or Patent applications.

1.4

“Control” shall refer to (i) the possession, directly or indirectly, of the power to direct the management or policies of a company or other legal entity, whether through the ownership of voting securities, by contract or otherwise or (ii) the ownership, directly or indirectly, of more than fifty percent (50%) of the voting securities or other ownership interest of a company or other legal entity.

1.5	“Disclosing Party” means a Party or its agents, employees or representatives, disclosing Confidential Information under this Agreement.

1.6	“Fair Market Value” means the amount on which competent parties acting freely under conditions of full competition would agree upon.

1.7	“Field” means all fields of use.

1.8	“Financial Year” means December 1st of calendar year to November 30 of the ensuing year.

1.9

“First Commercial Sale” means the first sale of a Product or the providing of a Service by KATANA, an Affiliate of KATANA or a Sublicensee to an unaffiliated third party after approval of a Regulatory Authority has been obtained in the country in which such Product is sold or Service rendered. Sales for test marketing, sampling and promotional uses, clinical trial purposes or compassionate or similar use shall not be considered to constitute a “First Commercial Sale”.

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1.10

“Gross Sale” means all income and counterparts earned by KATANA and its Affiliates, as applicable, resulting from any form of commercial exploitation of the Technology and Improvements including but not limited to any disposition of Products and Services rendered by KATANA and its Affiliates within the Territory, whether received in cash or whether other forms of benefit, advantage or concession. If these are received in a form other than cash, the Gross Sale will be deemed the equivalent in cash of the Fair Market Value of the advantage or concession. In case KATANA or an Affiliate, if any, was dealing with a Person who is an Affiliate, the Gross Sale related to this transaction will be deemed to be the same as the Gross Sale from a similar transaction with a Person who is not an Affiliate. In the absence of such similar transactions, the Gross Sale will be deemed Gross Sale from a similar transaction between that Person and a Third Party with whom that Person is not an Affiliate and failing that, to the Fair Market Value.

1.11

“Improvements” means any and all further innovations, inventions, modifications, improvement or enhancements to any invention within the Technology whether or not patentable, or otherwise protectable under any other intellectual property regime which cannot be incorporated to the Technology or used without infringing one or more claims of the Patents, and which are brought to practice, conceived, developed or acquired after the execution of the Original Agreement and prior to the termination or expiration of the License.

1.12	“Invention” means the description attached as Schedule A.

1.13	“License” shall have the meaning set forth in Section 2.

1.14

“Net Sales” means, as to each calendar year, the Gross Sale after deduction of the following items during such calendar year regardless of the calendar year in which such sales were made, provided and to the extent that such items are calculated in accordance with Generally Accepted Accounting Principles (GAAP):

1.14.1	credits or allowances granted for billing errors, damaged, outdated, returned, rejected or recalled Products and Services, including retroactive price reductions;

1.14.2	trade and quantity discounts other than early pay cash discounts actually taken that do not exceed reasonable and customary amounts in the market in which such Gross Sale occurred;

1.14.3

chargebacks and rebates, including those granted to wholesalers, buying groups, retailers or to federal, state/provincial, municipal and other governments, their agencies and purchasers and reimbursers that do not exceed reasonable and customary amounts in the market in which such Gross Sale occurred;

1.14.4	custom, duties, excise taxes, sales taxes, value-added taxes, if separately stated and charged on an invoice;

1.14.5	actual amount of shipping and insurance costs in transporting Products to third parties up to [REDACTED: Perecentage] of the amount if separately stated and charged on an invoice; and

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1.14.6	bad debts relating to sales of a Product that are actually written off in accordance with Generally Accepted Accounting Principles (GAAP), consistently applied, during the applicable calendar year.

1.15

“Other Revenue” means all payments, and the value of other consideration, which KATANA is to receive in relation to Sublicenses, other than Net Sales resulting from Gross Sales by KATANA to a Sublicensee. This includes, without limitation, royalties, up-front payments, milestones payments, bonuses, periodic fees, fees for upgrades, and the value of goods, services, equity in consideration of a Sublicense and options to acquire equity. Other Revenue shall exclude (a) payments explicitly made by Sublicensee to reimburse KATANA for research and development of a Product after the execution of the applicable Sublicense; (b) any debt or equity investment made by such Sublicensee in KATANA at their Fair Market Value of such debt of equity; and (c) reimbursement of costs and expenses incurred in prosecution, maintenance and enforcement of Patents within the scope of such Sublicense related to the Product.

1.16

“Patent” means patents and/or patent applications listed in Schedule A and derived from Improvements or the Invention, including divisions, continuations, Continuations-in-part, reissues, renewals, extensions, supplementary protection certificates, and the like of any such patents and patent applications.

1.17

“Person” includes an individual, a natural person, a sole proprietorship, a corporation, a cooperative, a partnership, a trust, an unincorporated association or organization, a body corporate, or any other entity with juridical personality or governmental authority or body, as well as a natural person acting in such person’s capacity as trustee, executor, administrator or other legal representative.

1.18	“Processes” means any method or any process incorporating in whole or in part the Technology.

1.19	“Product” means any substance, mixture, material, movable or any product using, incorporating or exploiting, in whole or in part the Technology.

1.20	“Receiving Party” means a Party or its agents, employees or representatives, receiving Confidential Information under this Agreement.

1.21	“Regulatory Authority” means any applicable government regulatory authority involved in granting approvals for the manufacturing and marketing of a Product or rendering of a Service.

1.22	“Services” means all services that can be rendered using in whole or in part the Technology or in connection with the Technology and the Products, or rendered in respect of Products;

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1.23

“Sublicense” means (a) any right granted, license given or agreement entered into by KATANA or a Sublicencee to or with any other Person under this Agreement, under or with respect to or permitting any use or exploitation of any of the Patent or otherwise permitting the development, manufacture, marketing, distribution, use and/or sale of Products; (b) any option or other right granted by KATANA to any other Person to negotiate for or receive any of the rights described under clause (a); or (c) any standstill or similar obligation undertaken by KATANA toward any other Person not to grant any of the rights described in clause (a) or (b) to any Third Party; in each case regardless of whether such grant of rights, license given or agreement entered into is referred to or is described as a sublicense.

1.24	“Sublicensee” means any Person granted a Sublicense.

1.25	“Technical Data” means the plans, specifications, technical and scientific data and reports relating to the Invention.

1.26	“Technology” means altogether the Invention, the Patents, Technical Data and the Processes.

1.27	“Term” means the term described in Section 8 of this Agreement.

1.28	“Territory” means worldwide.

1.29	“Third Party” means any Person other than Transfert Plus, University, KATANA or its Affiliates.

1.30	“University” means the Université du Québec à Montréal.

SECTION 2.

GRANT OF LICENSE

2.1

Subject to all of the terms and conditions of this Agreement, Transfert Plus grants to KATANA a royalty-bearing, non-transferable license to use and practice the Technology with the exclusive right to develop, make, have made, use, sell, offer to sell, distribute or import or otherwise commercialize the Products or provide a Service during the Term and within the Field (the “License”). The License shall be exclusive within the Territory, except as stated in Section 2.2.

2.2

Notwithstanding Section 2.1, KATANA acknowledges that the University shall have the right to practice the Technology for training, teaching and research purposes, subject however to the confidentiality obligations set forth in Section 14.

2.3	KATANA recognizes that the know-how necessary to practice the Technology has been transferred to it.

2.4

In the event that none of the Patents were issued, then the Parties agree that the purpose of the License will be the grant by Transfert Plus of the Invention and the technological advantage to KATANA instead of Patents.

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SECTION 3.

LIMITATIONS TO LICENSES

3.1

All rights not expressly granted are hereby expressly reserved. For the avoidance of doubt, the rights of KATANA’s or its Affiliates’ shall not extend beyond those rights that are exhausted by the Technology being put on the market in consistency with the terms and conditions of this Agreement.

3.2

If any Technology is made by a Third Party for KATANA or its Affiliates under the License, then such Third Party shall only have the limited right to sell or otherwise supply such Technology to KATANA or its Affiliates. For the avoidance of doubt, the License does not allow for the Third Party to sell or otherwise supply Technology to other Third Parties.

SECTION 4.

SUBLICENSES

4.1	KATANA may Sublicense any and all rights hereunder to any Third Party subject to the terms and conditions provided in this Section 4.

4.2

A Sublicensee granted a Sublicense by KATANA may grant a Sublicense without the prior written consent of Transfert Plus, which consent cannot be unreasonably withheld or delayed. Any further Sublicense shall be prohibited.

4.3	Sublicenses shall only be granted to Third Parties that can reasonably demonstrate capabilities for the effective development and/or marketing of the Technology.

4.4

Each Sublicense shall impose obligations, responsibilities and standards upon any Sublicensee that, in all material respects, including but not limited to payment obligation, are not less than those imposed on KATANA hereunder. Each Sublicense shall specifically refer to this Agreement and all rights retained by University.

4.5

Without limiting the generality of Section 4.4, any Sublicense executed by KATANA shall expressly include the provisions (or their substantial equivalent) of Section 6 and Section 7, as the case may be, for the benefit of Transfert Plus and; each Sublicense agreement shall include a provision to the effect that it shall be modified, in whole or in part, upon modification of a material element of this Agreement.

4.6

Within [REDACTED: Time Period] of the execution of a Sublicense agreement, as authorized herein, KATANA shall provide Transfert Plus with a fully executed copy of such Sublicense agreement (redacted to protect the confidential information of Sublicensee or proprietary information of Sublicensee). If the agreement is in a language other than French or English, KATANA shall provide Transfert Plus with an English translation. In case the Sublicense agreement is subsequently amended, Section 4.6 shall apply and a copy of the signed amended agreement shall be sent to Transfert Plus within [REDACTED: Time Period] after execution.

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4.7	KATANA shall be solely responsible for the enforcement of the terms of any Sublicense, for collection of payment due thereunder and for inspecting the accounts and records kept by the Sublicensee.

4.8

Even if KATANA enters into a Sublicense, KATANA remains liable to Transfert Plus for all of KATANA’s duties and obligations contained in this Agreement and any act or omission of a Sublicensee that would be a breach of this Agreement if performed by KATANA, shall be deemed to be a breach of this Agreement by KATANA.

SECTION 5.

PAYMENTS AND REPORTS

5.1	This License is granted in consideration of:

5.1.1	Non-refundable annual maintenance fee, as set forth in Schedule B (the “Annual Maintenance Fee”);

5.1.2	Non-refundable Royalties based on a percentage (%) of annual Net Sales, as set forth in Schedule B (the “Royalties”);

5.1.3	Non-creditable and non-refundable Sublicense royalties, as set forth in Schedule B (the “Sublicense Royalties”);

5.1.4	Non-refundable development milestone payments, as set forth in Schedule B (the “Milestones Payment”);

5.2

The Annual Mainteance Fee, the Royalties and the Sublicense Royalties shall be calculated pursuant to the terms set forth in Schedule B in the local currency of each country, converted into Canadian dollars and paid in Canadian dollars, net of any banking fees, calculated using the average exchange rate for the applicable Financial Year calculated using http://www.bankofcanada.ca/rates/exchange/10-year-converter/ or, should this service no longer be available, the average rate of exchange published in Reuters during the applicable Financial Year; provided, however, that Royalties with respect to Net Sales denominated in Canadian dollars shall be calculated in Canadian dollars.

5.3

KATANA shall provide Transfert Plus, within [REDACTED: Time Period] after payment of the Annual Maintenance Fee, the Royalties, or the Sublicense Royalties, a detailed written report that includes the following information (the “Financial Report”):

5.3.1	Gross Sale and Net Sale, listed on a country-by-country basis;

5.3.2	All Other Revenues;

5.3.3	Royalties;

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5.3.4	Qualifying items, by category of cost, as defined in Section 1.13 and used to calculate Net Sales;

5.3.5	Number or quantity of Products sold or Services provided on a country-by-country basis;

5.3.6	Number of new jobs created by KATANA;

5.3.7	The amount invested in the development of the Technology;

5.3.8	A nil report, if applicable.

5.4

KATANA shall cause its Affiliates and Sublicensees to keep full, complete and proper records and accounts of Net Sales in sufficient detail to enable the Royalties and Sublicense Royalties payable to Transfert Plus to be determined by an independent audit, if need be. Upon reasonable notice to KATANA, Transfert Plus shall have the right to have an independent certified public accountant audit KATANA’s, or its Sublicensees’ records pertaining to Net Sales during normal business hours to verify the Royalties and Sublicense Royalties payable pursuant to this Agreement; provided, however, that (i) such audit shall not take place more frequently than [REDACTED: Frequency] and (ii) shall not cover such records for more than the preceding [REDACTED: Time Period]. Such audits shall be at Transfert Plus’s expense unless such audit determines that KATANA or any of its Sublicensee has paid Transfert Plus less than [REDACTED: Percentage] of the amount determined to be due for any Financial Year, in which case such audit shall be at KATANA’s expense. If such certified public accountant identifies an underpayment by KATANA, then KATANA shall pay Transfert Plus the amount of the discrepancy within [REDACTED: Time Period] of the date Transfert Plus delivers to KATANA (or KATANA otherwise receives) such accountant’s written report. KATANA shall cause its Sublicensees to preserve and maintain all such records and accounts required for audit for a period of three years after the calendar year to which such records and accounts apply.

5.5

KATANA shall pay, and hereby indemnifies Transfert Plus against, and agrees to protect, save and keep harmless Transfert Plus from any and all fees (including, without limitation, license, filing, recording, documentation and registration fees), taxes (including, without limitation, tax in respect of added value and any franchise, transfer, sales, use, business, occupation, excise, personal property, real property, income, gross receipts or stamp tax), levies, imposts, duties or governmental charges, assessments or withholdings of any nature whatsoever, however imposed, withheld, levied or assessed, together with any and all penalties, fines, other additions to tax and interest thereon (collectively, “Taxes”, and individually, a “Tax”) imposed by any country, by any governmental or taxing authority or political subdivision thereof or therein, by any territory or possession thereof, or by any international authority or other taxing authority (hereinafter, a “Taxing Authority”) upon or with respect to the transactions that are KATANA’s responsibility under this Agreement. Upon request by Transfert Plus, KATANA shall timely provide to Transfert Plus documentation and proof of payment of Taxes and fees paid under this Agreement. If any foreign Taxing Authority makes a claim against Transfert Plus for any Taxes owed by KATANA, KATANA shall pay or reimburse all of Transfert Plus’s expenses and costs incurred in defending such action by the foreign Taxing Authority.

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5.6

KATANA agrees that each payment hereunder shall be free of all withholdings or deductions of taxes imposed by any jurisdiction of any nature whatsoever, and if any such withholding or deduction is required, KATANA shall pay an additional amount such that, after the deduction of all amounts required to be withheld or deducted, the net amount of fees, Royalties or such other payment actually received by Transfert Plus will equal (on an after Tax basis) the amount that would be due absent such withholding.

5.7	Any payments that are made later than the date on which they become due pursuant to this Agreement shall bear interest at [REDACTED: Interest Rate].

SECTION 6.

IMPROVEMENTS

6.1

Any Improvement created, developed or invented by Inventors at University and assigned to Transfert Plus shall be owned by Transfert Plus and shall automatically be included in and be subject to the Licence granted herein due to KATANA at no additional cost.

6.2	Any Improvement created, developed or invented by KATANA or Persons under its direct control or supervision shall be owned by KATANA.

6.3	KATANA agrees to communicate to Transfert Plus any Improvement created, developed or invented by KATANA, or Persons under its direct control or supervision.

6.4

Unless stated otherwise in a research contract between UQAM and KATANA, any Improvement developed jointly by Inventors at UQAM and assigned to Transfert Plus, and by KATANA shall be jointly owned and shall be included in the License at no additional cost.

SECTION 7.

COMMERCIAL DEVELOPMENT

7.1

KATANA shall use commercially reasonable efforts, consistent with the practices of a similar company in the same industry, to develop and commercialize the Technology, but never less than the usual practice followed by KATANA in pursuing commercialization of its other products.

7.2

KATANA shall submit a report to Transfert Plus describing in reasonable details KATANA’s, its Affiliates’ and Sublicensees’ activities and progress for the Technology, including (i) overall development and commercialization timeline of the Technology; (ii) summary of activities since last report; (iii) overview of data generated during development; and (iv) discussion of problems encountered or anticipated during development; and (v) summary of interaction(s), if any, with Regulatory Authority (the “Progress Report”).

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7.3	KATANA shall submit the Progress Report to Transfert Plus on an annual basis within the timeline set forth in Section 5.3.

7.4

KATANA shall, prior to the commercialization in a particular country of the Territory, assume all costs and procedures related to the approval of the Technology, if any, as well as those related to obtaining any authorization, permit or recognition to be issued by a Regulatory Authority necessary for exploitation, development or commercialization of the Technology in such country of the Territory.

SECTION 8.

TERM

8.1

This Agreement shall become effective on the Effective Date and will remain in force and effect until the latest of (i) twenty (20) years from the Effective Date or (ii) the date of the expiration of the last of the Patents or any of the Patents related to Improvements, unless the Agreement is terminated earlier pursuant to the terms of Section 9 below.

SECTION 9.

TERMINATION

9.1

Transfert Plus may, without prejudice to any other legal right or remedy that it might otherwise have, terminate this Agreement by written notice to KATANA upon the occurrence of any one of the following events:

9.1.1

Cessation by KATANA, its Affiliates or Sublicensees of the allocation of funds, personnel and other resources to the continued development or commercialization of a Product over a continuous twelve (12) month period;

9.1.2	KATANA, directly or indirectly, threatens to make or makes a claim against Transfert Plus in relation to the validity of the Patents;

9.1.3

Subject to Sections 9.1.2, 9.1.5 and 9.1.6 any failure by KATANA to perform one or more of its material obligations hereunder or any breach of a representation or warranty hereunder that has not been cured within [REDACTED: Time Period] after receipt of a written notice specifying the nature of such failure or breach;

9.1.4

Failure by KATANA to pay, if applicable, the Royalties, Annual Maintenance Fees, Sublicence Royalties or Milestone Payments as provided in Schedule C, which failure has not been cured withing [REDACTED: Time Period] after receipt of a written notice from Transfert Plus;

9.1.5	If any report to be provided pursuant to this Agreement to Transfert Plus is falsified by KATANA or any officer or agent of KATANA;

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9.1.6	KATANA makes a general assignment for the benefit of its creditors or becomes insolvent or enters into liquidation procedures other than in connection with a corporate restructuring; or

9.1.7

A receiver, trustee in bankruptcy or person holding similar offices is appointed over all or substantially all of the property of KATANA and is not discharged within [REDACTED: Time Period] from its appointment.

9.2	KATANA may terminate this Agreement by written notice to Transfert Plus upon the occurrence of any one of the following events:

9.2.1

Determination by KATANA that the results obtained from the ongoing research and development works no longer warrants the expenditure of time and money on the Technology after taking into consideration one or more of the following factors: KATANA’s size, cost of conducting research and development work, intellectual property protection, competition, market size and potential pricing of the drug under development;

9.2.2	Any of the material claims filed under patent application number US 62/258178 are rejected by the United States Patent and Trademark Office.

9.3

In the event of a termination in accordance with Section 9.1 or 9.2 herein, the License granted to KATANA and its Affiliates under this Agreement shall terminate, and revert to Transfert Plus, and KATANA as well as its Affiliates shall have no further right to exploit the Technology as well as any Improvements, except that KATANA as well as its Affiliates shall be entitled for a period not exceeding six months after the termination of this Agreement to (i) sell the Products made or having been made prior to termination, and (ii) make or have made and sell the Products or provide or have provided the Services for which commitments to independent Third Parties have been made prior to notice of such termination (the “Sell-off Period”). Upon termination of the Sell-off Period, all rights extended under this Agreement, including rights related to Improvements, shall be terminated. Furthermore, the Receiving Party shall immediately return to the Disclosing Party all Confidential Information of the Disclosing Party.

9.4

Termination of the Agreement shall not excuse KATANA from any of KATANA’s obligations incurred hereunder prior to the date of termination nor shall such termination relieve KATANA of its obligations to account for and make payments pursuant to the terms of this Agreement for all the Products sold by KATANA and its Affiliates either prior to the date of termination of this Agreement or during the Sell-off Period. Without limiting the generality of the foregoing, in the event of the termination of this Agreement, the payment date of all amounts due shall be calculated pro-rata, except for Royalties, as of the date of termination and the reporting date of all Progress Reports and Financial Reports shall automatically be accelerated so that they shall become due, payable and deliverable no later than [REDACTED: Time Period] after the date of termination of the Agreement. Termination of the Agreement pursuant to Section 9.2 shall relieve KATANA of all of its obligations hereunder.

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9.5

In the event of a termination in accordance with Section 9.1 or 9.2 herein, the Parties shall negotiate in good faith the assignment of the Improvements referred to in Section 6.2 and 6.4 to Transfert Plus.

9.6	In the event of a termination in accordance with Section 9.1 herein, Transfert Plus shall have the right to be subrogated to the rights of KATANA in and to the current Sublicenses agreements.

SECTION 10.

USE OF NAME

10.1

Neither Party shall use the name of the other, and in the case of KATANA the names of Aligo Innovation L.P. and University, in any kind of advertising, publication or statement without Transfert Plus’ or the University’s prior written consent, as the case may be. Notwithstanding the foregoing Transfert Plus acknowledges that KATANA or an Affiliate thereof may need to refer to the Agreement, Transfert Plus or the University in connection with the execution of this Agreement or as a result of reporting obligations under securities regulation.

10.2	To the extent legally persmissible, KATANA shall, and shall require Sublicensees to, mark all Products with the Patent numbers.

SECTION 11.

REPRESENTATIONS AND WARRANTIES

11.1	Representations and Warranties by KATANA. KATANA covenants, represents and warrants that:

11.1.1	It has the authority and right to accept the obligations created hereunder;

11.1.2	This Agreement does not violate any existing agreements to which KATANA is a party; and

11.1.3

In executing this Agreement, it does not rely on any promises, inducements or representations made by any Person, whether a Party to this Agreement or otherwise, (but not including the representations and warranties made in the present Agreement) with respect to this Agreement or any other business dealing with any Person whether or not a Party to this Agreement, now or in the future;

11.2	Representations and Warranties of Transfert Plus. Transfert Plus covenants, represents and warrants that:

11.2.1	It has the authority to convey the rights or accept the obligations created hereunder;

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11.2.2	This Agreement does not violate any existing agreements;

11.2.3

In executing this Agreement, it does not rely on any promises, inducements or representations made by any Person, whether a Party to this Agreement or otherwise with respect to this Agreement or any other business dealing with any Person whether or not a Party to this Agreement, now or in the future;

11.2.4	Transfert Plus owns all rights, titles and interests in the Invention, the Patents and the Technology;

11.2.5

To the knowledge of Transfert Plus, the use, making, having made, importing or selling of the Technology will not infringe, directly, indirectly, by inducement or otherwise, any patent, copyright or other intellectual property right owned by a Third Party.

11.3	Negation of Representations and Warranties by Transfert Plus. Transfert Plus makes no representation or warranty whatsoever regarding:

11.3.1	The scope, validity, or enforceability of the Technology;

11.3.2	Any defense of KATANA, its Affiliates or Sublicensee against any actions or suits of any nature brought by any Third Party;

11.3.3	Any sufficiency, adequacy or completeness of the Technology for any purpose including but not limited to use, make, have made, import or sell the Technology;

11.3.4

An obligation to furnish any technology not specifically agreed to in this Agreement, to bring or prosecute actions or suits against Third Parties for infringement or to provide any services other than those specified in this Agreement;

11.3.5	The merchantability and/or fitness for a particular purpose with regard to any of the Products or of the Technology.

11.4

WARRANTY DISCLAIMER. THE FOREGOING REPRESENTATIONS AND WARRANTIES ARE IN LIEU OF ALL OTHER REPRESENTATIONS AND WARRANTIES, AND EXCEPT FOR THE EXPRESS REPRESENTATIONS AND WARRANTIES SET FORTH IN THIS SECTION 11, TRANSFERT PLUS MAKES NO WARRANTY OF ANY TYPE OR OF ANY KIND WHATSOEVER ARISING OUT OF OR IN CONNECTION WITH THIS AGREEMENT, AND HEREBY DISCLAIMS AND EXCLUDE ALL OTHER WARRANTIES, WHETHER STATUTORY, EXPRESS OR IMPLIED, INCLUDING WITHOUT LIMITATION, ANY (IF ANY) IMPLIED WARRANTIES OR CONDITIONS OF MERCHANTABILITY, ACCURACY, RESULTS, OR FITNESS FOR A PARTICULAR PURPOSE OR ANY WARRANTY

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AGAINST LATENT DEFECTS OR OF LACK OF NEGLIGENCE. THE ENTIRE RISK ARISING OUT OF USE OF THE TECHNOLOGY REMAINS WITH KATANA. ALSO THERE IS NO WARRANTY OR CONDITION OF TITLE, QUIET ENJOYMENT, QUIET POSSESSION, CORRESPONDENCE TO DESCRIPTION OR NONINFRINGEMENT WITH RESPECT TO THE PATENTS OR THE TECHNOLOGY.

11.5

WAIVER OF CONSEQUENTIAL DAMAGES AND OTHER INDIRECT DAMAGES. IN NO EVENT SHALL TRANSFERT PLUS BE LIABLE FOR ANY CONSEQUENTIAL, INCIDENTAL, INDIRECT, SPECIAL OR PUNITIVE DAMAGES (INCLUDING, BUT NOT LIMITED TO, DAMAGES FOR LOSS OF PROFITS, FOR BUSINESS INTERRUPTION, FOR FAILURE TO MEET ANY DUTY OF GOOD FAITH OR OF REASONABLE CARE, FOR NEGLIGENCE, OR FOR ANY OTHER PECUNIARY LOSS OR OTHER LOSS WHATSOEVER) ARISING OUT OF OR IN ANY WAY RELATED TO THE USE OF OR INABILITY TO USE THE TECHNOLOGY OR OTHERWISE UNDER OR IN CONNECTION WITH ANY PROVISION OF THIS AGREEMENT EVEN IF ANY REPRESENTATIVE OF TRANSFERT PLUS HAS BEEN ADVISED OF THE POSSIBILITY THEREOF.

11.6

LIMITATION OF LIABILITY. IN ALL EVENTS, KATANA’S SOLE REMEDY UNDER THIS AGREEMENT FOR ANY CLAIM OF BREACH SHALL BE TO TERMINATE THIS AGREEMENT. IN NO EVENT SHALL TRANSFERT PLUS’ AGGREGATE CUMULATIVE LIABILITY TO KATANA AND TO ITS AFFILIATES FOR DAMAGES UNDER THIS AGREEMENT EXCEED THE AMOUNTS PAID BY KATANA TO TRANSFERT PLUS DURING THE TWELVE (12) MONTHS PERIOD PRECEDING THE INCURRING BY KATANA OF SUCH DAMAGES. EXCEPT AS OTHERWISE PROVIDED FOR BY APPLICABLE LAW, ANY LIABILITY SHALL VEST ONLY ON THE PARTY RESPONSIBLE FOR THE OCCURANCE OF SUCH LIABILITY.

SECTION 12.

INDEMNIFICATION

12.1

KATANA agrees to indemnify, hold harmless and defend Transfert Plus, Aligo Innovation L.P. and their respective directors and officers, against any and all claims, suits, losses, damages, costs, fees and expenses asserted by a Third Party resulting or arising out of (i) KATANA’s breach of this Agreement, (ii) KATANA’s failure to comply with applicable laws, rules or regulations, or (iii) the exercise of Katana’s rights under this Agreement.

SECTION 13.

INSURANCE

13.1

KATANA shall be named as beneficiary of a general liability insurance and product and service liability insurance in an amount reasonably sufficient to protect liability under Section 12 hereof. Such insurance coverage shall begin on the date KATANA initiates the manufacturing process of a Product for commercialization purposes, or conducts clinical trials.

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SECTION 14.

CONFIDENTIALITY

14.1

The Receiving Party shall keep in confidence the Confidential Information of the Disclosing Party. The Receiving Party agrees not to reproduce or disclose same to any Third Party or to use it for any purpose not authorized by the Disclosing Party. The Receiving Party agrees to restrict access of such information to those employees, agents, Sublicensees or Affiliates who have a need to know such information for purposes hereof and further agrees to instruct its employees, agents, Sublicensees and Affiliates having access to such information of Receiving Party’s confidentiality obligations hereunder. In any case, the Receiving Party shall be responsible for any violation of the terms hereof by any of its employees or agents. The Receiving Party agrees to protect the Confidential Information of the Disclosing Party with the same degree of care used in protecting its own Confidential Information and, in any case, with no less than reasonable care.

14.2

Except as may otherwise be required by law or as reasonably necessary for the performance of its obligations hereunder, KATANA shall keep the provisions of this Agreement confidential and shall not disclose its provisions without first obtaining the written consent of Transfert Plus. Transfert Plus hereby acknowledges that KATANA’s Affiliates could file this Agreement with securities Regulatory Authorities pursuant to such Affiliate’s reporting obligations under securities regulation.

SECTION 15.

PATENT FILING, PROSECUTION AND MAINTENANCE

15.1

The filing, prosecution and maintenance of all Patents shall be the responsibility of KATANA (the “Patent Management Obligations”). Transfert Plus shall transfer all patent files to KATANA for handling and also assist in prosecution as necessary, for example, in obtaining signatures of Inventors or the cooperation of relevant parties in developing arguments, experimental data, or declarations in support of the Patents.

15.2	If KATANA does not want to file a patent in a jurisdiction, Transfert Plus shall have the right to do so.

15.3

All communications regarding patent filing, prosecution and maintenance between Transfert Plus and KATANA shall be conducted by email. Transfert Plus will have [REDACTED: Time Period] to respond to KATANA regarding said communications after which Transfert Plus will be presumed to forfeit its right to be consulted.

15.4

KATANA shall have the ultimate responsibility for meeting all payment, costs, and filing deadlines concerning the Patents and any other form of intellectual property protection associated with the Patents. KATANA shall have no claim of damages against Transfert Plus, its agents, officers, administrators, or employees, should any such payment not be made, any such cost not be paid or any such deadline not be met.

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15.5	KATANA will maintain Patents in the U.S., Canada and at least one European country, subject to the notice requirements of Section 15.2.

SECTION 16.

INFRINGEMENT

16.1

Should either Party become aware of any infringement or potential infringement of the Patents it shall give the other Party written notice thereof detailing the facts concerning such infringement or potential infringement and KATANA, upon notice to Transfert Plus, shall have the first right to initiate and prosecute legal action against such infringement, by counsel of its choice, at KATANA’s expense and in the name of Transfert Plus and KATANA, or to control the defense of any declaratory judgment action relating to the Technology and arising in the context of such legal action. KATANA, at its own expense, shall be deemed to have the right, as authorized pursuant to the appropriate statutes (i) to initiate such legal action in its own name or, if required by law, jointly with Transfert Plus (which may be represented by its own counsel), at KATANA’s expense and on its own behalf for infringement of the Patent(s); (ii) in any such suit, to enjoin infringement, and for infringing use of the Patents, to collect damages, profits, and awards of whatever nature recoverable for such infringement; and (iii) to settle any claim or suit for infringement of the Patents, provided that Transfert Plus shall have the opportunity to timely review and make suggestions regarding any such settlement.

16.2

Should KATANA advise Transfert Plus in writing that it does not intend to enforce any Patent or should KATANA fail to enforce such Patent within a delay of [REDACTED: Time Period] from its reception of a notice from Transfert Plus advising KATANA of an infringement of the Technology, then Transfert Plus shall have the right, at its own expense and for its own benefit, to bring any action it deems necessary to stop the infringement and recover any damages, profits, and awards which might be obtained.

16.3

For any action to terminate any such infringement, in the event that a Party is unable to initiate or prosecute such action solely in its own name, the other Party will join such action voluntarily and will execute and cause its Affiliates to execute all documents necessary for such other Party to initiate litigation to prosecute and maintain such action. In connection with any action, Transfert Plus and KATANA will cooperate fully and will provide each other with any information or assistance that either may reasonably request.

16.4

Without prejudice to any other right they may have, should a claim that KATANA’s practice under the Technology directly infringe a Third Party’s intellectual property rights be threatened or made against KATANA, KATANA shall give Transfert Plus prompt written notice detailing as many facts as possible concerning such claim and each Party shall cooperate fully with the other in the defense of such claim.

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SECTION 17.

MISCELLANEOUS AND GENERAL PROVISIONS

This Agreement shall be subject to the following additional terms and provisions:

17.1	Expenses. Each of the Parties hereto will pay its own fees and expenses, including its own counsel and accountants’ fees, incurred in connection with the transactions contemplated by this Agreement.

17.2

Assignment. This Agreement and the rights, interests or obligations hereunder may not be assigned by KATANA. Except that KATANA may assign this Agreement with the prior written consent of Transfert Plus, which consent cannot be unreasonably withheld or delayed, in connection with an offer to acquire all of KATANA’s assets, provided that the assignee agrees, in the form of an addendum attached to this Agreement, to be bound by the terms and conditions of this Agreement. No consent shall be required from Transfert Plus if KATANA’s assets are sold to, or if KATANA is liquidated in, one of KATANA’s Affiliates.

17.3	Benefit of Agreement. This Agreement shall inure only to the benefit of the Parties hereto, and their successors and permitted assigns.

17.4

Notices. All notices and all other communications hereunder shall be in writing and shall be deemed given if delivered personally or mailed by registered or certified mail (return receipt requested) or by overnight delivery service to the Parties at the following addresses (or at such other address for a Party as shall be specified by like notice):

If to Transfert Plus:	355 Peel, Carrefour INGO, Suite 503,
Montreal (Quebec) H3C 2G9
Tel: (514) 840-1226
Fax: (514) 840-1299
Attention: Anne-Marie Larose, Ph.D, MBA, President

If to KATANA:	2015 Peel Street, Suite 500,
Montreal (Quebec) H3A 1T8
Tel : (514) 336-7800, ext. 204
Attention: President and Chief Executive Officer

17.5

Counterparts. This Agreement may be executed simultaneously in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

17.6

Entire Agreement; Amendments. This Agreement constitutes the entire agreement among the Parties hereto with respect to the subject matter hereof and supersedes all prior agreements and understandings, oral and written, among the Parties hereto with respect to the subject matter hereof. This Agreement may be amended, modified or supplemented only by a written instrument executed by all of the Parties hereto.

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17.7

Survival. The provisions of Sections 1, 3, 5, 11, 12, 13, 14, 15 and 16, and any other provision of this Agreement that by its nature is intended to survive shall survive any termination or expiration of this Agreement.

17.8

Governing Law. This Agreement shall be construed and interpreted according to the laws applicable in the Province of Quebec, Canada, without regard to conflicts of law provisions. The Parties agree that the exclusive jurisdiction for any claim, controversy or cause of action arising out of or related to this Agreement (or any instrument or agreement executed incident hereto) shall be the Superior Court of Quebec, District of Montreal or the Court of Quebec, District of Montreal, whichever court has jurisdiction ratione materiae to hear such claim, controversy or cause of action.

17.9	Counsel. Each Party hereto acknowledges that it has had the opportunity to obtain its own legal, accounting and other counsel in connection the execution of this Agreement.

17.10

Construction. The language in all parts of this Agreement shall in all cases be construed as a whole according to its fair meaning, strictly neither for nor against any Party hereto, and without implying a presumption that the terms thereof shall be more strictly construed against one Party by reason of the rule of construction that a document is to be construed more strictly against the person who himself or through his agent prepared the same, it being agreed that representatives of both Parties have participated in the preparation hereof.

17.11

Severability. The invalidity or unenforceability of any provisions of this Agreement shall not affect the validity or enforceability of any other provision of this Agreement, which shall remain in full force and effect.

17.12

No Implicit Waiver. The failure of either Party to assert a right hereunder or to insist upon compliance with any term or condition of this Agreement will not constitute a waiver of that right or excuse a similar subsequent failure to perform any such term or condition by the other Party. None of the terms and conditions of this Agreement can be waived except by the written consent of the Party waiving compliance.

17.13

Language. The Parties declare that they have expressly requested and do hereby confirm their request that the present agreement be drafted in the English Language. « Les Parties déclarent qu’elles ont expressément exigé et par les présentes confirment leur demande que ce contrat soit rédigé en anglais. »

WHEREOF, the Parties have each caused this Agreement to be executed and delivered under seal as of the date first above written.

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TRANSFERT PLUS, L.P., acting through its general partner, ALIGO INNOVATION, L.P., itself acting through its general partner, ALIGO CORPORATION INC.		KATANA BIOPHARMA INC.

Per:	(signed) Anne-Marie Larose	Per:	(signed) Luc Tanguay
	Anne-Marie Larose		Luc Tanguay President

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SCHEDULE A

INVENTION

Dr. Borhane Annabi, Michel Demeule, Alain Larocque, Jean-Christophe Currie, Cyndia Charfi and Richard Béliveau from Université du Québec à Montréal developed an innovation related to the Technology entitled “Creation and Development of New Peptide-Drug Conjugates for the treatment of cancer through Receptor-Mediated Chemotherapy (RMC) ” described as: An electrical stimulation process to control lipolysis of fat cells and leading by a complex process including exercise, targeted local slimming (Reducing spot).

PATENTS

[REDACTED: List of Patents]

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SCHEDULE B

PAYMENTS

1.	Annual Maintenance Fee

Beginning on the first anniversary date of the Effective Date of this Agreement until the fifth anniversary date thereof, KATANA shall pay Transfert Plus on an annual basis the amount of twenty-five thousand dollars ($25,000) as an Annual Maintenance Fee.

Beginning on the fifth anniversary date of the Effective Date of this Agreement until the First Commercial Sale, KATANA shall pay Transfert Plus on an annual basis the amount of one hundred dollars ($100,000) as an Annual Maintenance Fee.

The Annual Maintenance Fee shall be paid to Transfer Plus within ninety (90) days from the end of a Financial Year.

Upon the First Commercial Sale, the Annual Maintenance Fee shall no longer be payable.

2.	Royalties

Beginning in the Financial Year of the First Commercial Sale, KATANA shall pay to Transfert Plus the following Royalties:

Annual Net Sale per Product/Service	Royalty Rate per Product/Service
Annual Net Sales below $100,000,000	[REDACTED: Rate] of such Net Sales

Annual Net Sales equal or superior to $100,000,000	[REDACTED: Rate] of such Net Sales

The annual Net Sales per Product/Service shall be computed over a Financial Year. The Royalties shall be paid to Transfert Plus within [REDACTED: Time Period] from the end of a Financial Year.

In the event KATANA is required to pay to a Third Party any amount of money in excess of [REDACTED: Rate] of the annual Net Sale of a Product/Service to acquire from such Third Party one or more licenses to commercialize such Product or to provide such Service, the Royalties payable to Transfert Plus with respect to such Product or Service shall then be the following:

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Annual Net Sale per Product/Service	Royalty Rate per Product/Service
Annual Net Sales below $100,000,000	[REDACTED: Rate]

Annual Net Sales per Product equal or superior to $100,000,000	[REDACTED: Rate]

3.	Sublicense Royalties

KATANA shall pay Transfert Plus Sublicense Royalties equal to:

(i)	[REDACTED: Rate] of Other Revenues, if the Sublicense is entered into prior to the commencement of a first Phase 1 for any Product;

(ii)	[REDACTED: Rate] of Other Revenues, if the Sublicense is entered into subsequent to the commencement of a first Phase 1 for any Product, but prior to the commencement of a Phase 3;

(iii)	[REDACTED: Rate] of Other Revenues, if the Sublicense is entered into subsequent to the commencement of a first Phase 3 for any Product.

The Sublicense Royalties shall be paid to Transfert Plus within [REDACTED: Time Period] from the end of a Financial Year in which Other Revenues are received.

4.	Milestones and Milestone Payments

KATANA shall pay Transfert Plus the following Milestone Payments upon the occurrence of the following development milestones for the first Product developped in the field of oncology:

(i)	First Milestone Payment: fifty thousand dollars ($50,000) upon the successful enrolment of the first patient in the first Phase 1 human clinical trial for a Product;

(ii)	Second Milestone Payment: one hundred dollars ($100,000) upon the successful enrolment of the first patient in the first Phase 2 human clinical trial for a Product;

(iii)	Third Milestone Payment: two hundred thousand dollars ($200,000) upon the successful enrolment of the first patient in the first Phase 3 human clinical trial for a Product;

(iv)

Fourth Milestone Payment: two hundred thousand dollars ($200,000) upon receiving the first approval by a Regultory Authority for each Product. The approval shal entitle the holder thereof to commercialize a Product in the territory in which approval was obtained.

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KATANA shall also pay Transfert Plus the same Milestone Payments upon the occurrence of any of those development milestones for the first Product developped outside the field of oncology.

Each Milestone Payment shall be paid within [REDACTED: Time Period] of the occurrence of any of those development milestones by Katana.

For the avoidance of doubt, each Milestone Payment shall not be due when any of those development milestones is achieved by a sublicensor.

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